September 28, 2012

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:          Dolphin Digital Media, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No 0-50621

Dear Mr. Spirgel:

On behalf of Dolphin Digital Media, Inc. (“DDM”) we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated September 4, 2012.  For ease of reference, we have included the Staff’s comments in their entirety in italicized text preceding each of our responses.

Form 10-K for the year ended December 31, 2011
Management’s Discussion and Analysis, page 16
Liquidity and Capital Resources, page 17

1.
We note that you capitalized $1,294,120 of web series production costs that were included in other liabilities on the balance sheet date.  Please expand the discussion to explain the reason for capitalizing these costs prior to payment for the expenses.  Explain the nature of the obligation and why the timing was appropriate.

As of December 31, 2011, we had one film in production and had hired a third party to provide the production services.  There was $1,294,120 of costs that had been paid by the third party provider on behalf of DDM as of December 31, 2011.  Based on our agreement with the third party provider, these costs were recoverable by the third party.  As such, DDM had the present obligation to pay the third party in the future based on the third party’s costs incurred.

In future filings, if this situation is applicable, we will improve disclosure to explain the nature and timing of the obligation.

Dolphin Digital Media, Inc.
September 28, 2012
File No 0-50621

2.
Also explain the reason for accounting for the proceeds from the revenue participation agreements as debt, detailing the terms of the agreements that support your accounting for these payments as debt proceeds.

Accounting Standards Codification (“ASC”) 470-10-25-2 states that proceeds received from an investor in exchange for the future payment of a specified percentage or amount of revenue or a measure of income for a defined future period shall be classified as debt if any of the following factors are present:

a.	The transaction does not purport to be a sale.
b.	The entity has significant continuing involvement in the generation of cash flows due to the investor.
c.	The transaction is cancelable by either the entity or the investor through payment of a lump sum or other transfer of assets by the entity.
d.	The investor’s rate of return is implicitly limited by the terms of the transaction.
e.	Variation in the entity’s revenue or income underlying the transaction have only a trifling impact on the investor’s rate of return.
f.	The investor has any recourse to the entity relating to the payment due the investor.

We feel that these equity finance agreements meet point b above since the cash flows of the productions are solely dependent on DDM with no input from outside parties.  As such, we believe the accounting for the proceeds under the Equity Finance Agreements as debt is appropriate in accordance with ASC 470-10-25-2.

Item 9A. Controls and Procedures, page 21

3.
We note that your disclosure controls and procedures were not effective due to material weaknesses in procedures.  Please expand the disclosure to explain in greater detail why the revenue recognition for a software license was recorded ratably over a 5 year period but then restated to recognize revenue from this license at the time the software was delivered.  Also, please explain in greater detail why the revenue from a Production service agreement was initially recorded using completed contract accounting and deferred and then why it was revised to recognize revenue as services were provided.

Software License Agreement
DDM entered into an agreement to sell the licensing rights to certain software to an unrelated party in Germany for the amount of $275,000.  The agreement states that the licensee will pay DDM royalties of 10% on the Net Revenues (as defined by the agreement) generated by the sale of the software. Royalties will only be due and payable under the agreement when the royalties calculated on net revenues exceed the initial license fee of $275,000. At the time, management did not evaluate all substantive terms of the contract and apply the appropriate accounting principles generally accepted in the United States of America (“US GAAP”)   The Company believed it was appropriate to recognize revenue ratably over the initial five year license period.

Subsequent to filing form 10-Q for the period ended March 31, 2011, we changed our independent public accountants.  Upon further review of the contract by our new independent public accounting firm, they proposed an audit adjustment to recognize revenue of $275,000 in the period ended March 31, 2011 and communicated to our Board of Directors the material weakness.

Upon further evaluation of the proposed audit adjustment, the Company reviewed ASC 985-605-25-3 and concluded that persuasive evidence of the arrangement existed; delivery had occurred in the three month period ended March 31, 2011, the fee was fixed and determinable and collection had occurred.  In addition, we also reviewed the contract and noted the following substantive terms –

●	The Company has no further obligation to perform any services subsequent to delivery of the software and source code.
●
The $275,000 is non-refundable.  If the third party does not sell or market to any third parties (i.e. no royalties would be payable), then it is not entitled to a refund of any portion of the $275,000.

●
The license period is indefinite.  There is no "renewal" period.  The five year period that is mentioned above allows for termination of the contract by either party if there have been no royalties generated.  With termination of the contract, the buyer no longer has the right to market or sell the software.

Based on the evaluation of ASC 985-605-25-3 and review of other substantive terms of the contract identified above, we believed that it was appropriate to amend form 10-Q for the period ended March 31, 2011 to recognize revenue in full and communicate the material weakness in internal controls.

Production Services Agreement
DDM was hired by a related party Dolphin Entertainment, Inc. to aid in the pre through post production of a web series and coordinate and supervise the digital sales and distribution of the web series.  At the time, management did not evaluate all substantive terms of the contract and apply the appropriate accounting principles generally accepted in the United States of America (“US GAAP”). The Production service agreement was initially recorded using completed contract accounting.

Upon further review of the contract by our new independent public accounting firm, they proposed an audit adjustment to recognize revenue of $100,000 in the period ended June 30, 2011 and communicated to our Board of Directors the material weakness.

Dolphin Digital Media, Inc.
September 28, 2012
File No 0-50621

Determining whether to use the Completed Performance model or the Proportional Performance model requires significant judgment. However, the following factors, if present in a service arrangement, may indicate that the Completed Performance model should be used:

1.
If the seller fails to perform the final act, the customer (or the customer's new service provider) would need to "start over," rather than just pick up where the original vendor left off. If revenue is truly earned as services are provided, neither the customer nor the customer's new service provider should have to re-perform activities or services already completed by the original vendor.

2.	Payment terms indicate that no payment is due until the final act is performed. This may indicate that the parties have agreed that the final act is particularly significant.
3.	The final act is significantly different in nature from the other acts to be performed. This may indicate that the other acts are simply performed to allow the final and important act to be performed.
4.
The contracts underlying the transaction specify only the final act (i.e., completion of service) and other acts are performed at the seller's discretion. If the interim acts are not discussed in the contracts, they are unlikely to be important to the customer.

5.
There is significant uncertainty as to whether the vendor can complete all of the acts in the arrangement. If the vendor is uncertain of its ability to complete the final act or acts, this may indicate that these acts are more difficult and potentially more significant to the arrangement.

Upon further review of the contract, we determined that the revenues were earned as the services were provided as the nature of the services provided were consultative in nature and DDM was not responsible for the completion or delivery of the web series.   As a result, the Company agreed that the revenue should be recognized as the services are performed.

Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-8

4.
Refer to your discussion of revenue recognition of page 18.  We note that for fixed price contracts you recognize revenue ratably over the contract period or by other input or output methods to measure the service provided but expense contract costs as incurred.  Please expand the disclosure to clarify how you compute income earned under the percentage of completion method using guidance in ASC 605-35-25-82 to 84.  Clarify how you match costs incurred under the fixed price contracts to revenue recognized during the period.  Please revise Critical Accounting Policies, Judgments and Estimates on page 18 accordingly.

We have accounted for the fixed price contracts using the completed contract method and as such did not use the guidance found in 605-35-25-82 to 84.  Instead, since the contracts were of short duration, we used guidance in ASC 605-35-25-92 to 93.  This guidance states that in accounting for contracts of short duration, income is ordinarily recognized when performance is substantially completed and accepted.  Under those circumstances, revenues and costs in the aggregate for all contracts, would be expected to result in a matching of gross profit with period overhead or fixed costs similar to that achieved by use of the percentage of completion method.  Our costs related to these contracts are personnel costs that we have determined are immaterial. We will evaluate future contracts to determine if percentage of completion or completed contract method should be used to properly record the transaction in accordance with proper GAAP.  We request that the staff review our response and accept that we revise the Summary of Significant Accounting Policy and Critical Accounting Policies, Judgments and Estimates for future filings without having to restate the 2011 10K.  We propose to add the following disclosure to our Critical Accounting Policies, Judgments and Estimates, on future filings:

Revenue Recognition

Revenue is recognized in accordance with the provision of FASB ASC Topic 605, “Revenue Recognition”. In general, the Company records revenue when persuasive evidence of an arrangement exists, products have been delivered or services have been rendered, the selling price is fixed and determinable, and collectability is reasonably assured. The Company recognizes monthly and annual subscription revenues over the service period. Advertising revenue is recognized over the period the advertisement is displayed.

We account for contracts for development, production and services activities consistent with FASB ASC 605-35, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and other relevant revenue recognition accounting literature. We consider the nature of these contracts and the types of products and services provided when determining the proper accounting for a particular contract. Generally for fixed-price contracts, other than service-type contracts, revenue is recognized by the completed contract method due to the short duration of the contracts. Revenue from service-type fixed-price contracts is recognized ratably over the contract period or by other appropriate input or output methods to measure service provided, and contract costs are expensed as incurred. We establish billing terms at the time project deliverables and milestones are agreed.   The risk to us on a fixed-price contract is that if estimates to complete the contract change from one period to the next, profit levels will vary from period to period. For all types of contracts, we recognize anticipated contract losses as soon as they become known and estimable. Out-of-pocket expenses that are reimbursable by the customer are included in revenue and cost of revenue.

The use of contract accounting requires significant judgment relative to estimating total contract revenues and costs, including assumptions relative to the length of time to complete the contract, the nature and complexity of the work to be performed, anticipated increases in wages and prices for subcontractor services and materials, and the availability of subcontractor services and materials. Our estimates are based upon the professional knowledge and experience of our personnel. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods.

The costs related to these contracts are mostly personnel and we have determined them to be immaterial for deferral until completion of the contract. As such, we expense these costs as incurred.  ASC 605-35-25-34 through 37 provides guidance on accounting for contract costs.  Contract costs should be accumulated in the same manner as inventory costs and charged to operations as the revenues from the contracts are recognized.  At month end, we evaluate the amount of personnel cost allocable to specific contracts in process to determine if the cost is material.  If costs are determined to be material, we will defer in accordance with GAAP.     For all types of contracts, we recognize anticipated contract losses as soon as they become known and estimable.

Dolphin Digital Media, Inc.
September 28, 2012
File No 0-50621

5.
Refer to your discussion of capitalized production costs on page F-9.  Please expand the disclosure to explain in detail the reason for the timing and amount of the impairment of website development costs of $2,166,143 in 2010 and impairment of advances made to an unrelated party of $170,500 in 2010.  Please expand the discussion in MD&A on page 16 accordingly.

Website Development Costs
In evaluating impairment of the website development costs, we considered guidance in ASC 360-10-35-21 which provides a list of examples of events and changes in circumstances that indicate the carrying amount of an asset may not be recoverable and may need to be evaluated for recoverability.   One of the six points is “a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long lived asset”.  During part of 2008, all of 2009 and the first three quarters of 2010, we dedicated all of the company resources to building and promoting Dolphin Secure, an online social media website for tweens. Our intention was to sell the use of the software, accessible using fingerprint technology, to provide a safe internet venue for tweens.  In the fourth quarter of 2010 we decided to change our strategic direction to producing web series.  This prompted us to evaluate the recoverability of the asset.  Recoverability is determined by comparing the carrying amount of the asset on the date it is being evaluated for recoverability to the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  We determined that undiscounted cash flows expected to result from the use of the website would be insignificant or minimal.  As such, we determined that the asset had no fair value and the website should be impaired for 100% of its carrying amount.

We are requesting that you review our explanation and not require us to restate the 2011 form 10K.  This transaction took place in the fourth quarter of 2010 and since we have now changed our main business focus, it will not affect future filings or benefit readers of the document.

Unrelated Party Advance
In June of 2010, we signed a letter of intent to purchase shares of an unrelated party.  As part of the agreement, we advanced $170,500 to the company while we performed due diligence.  During the fourth quarter of 2010, we acquired certain financial information about the company that made us decide not to purchase the company and reserve for the $170,500.  We attempted on several occasions to collect the advance and were not able to get a response from management.

We are requesting that you review our explanation and not require us to restate the 2011 form 10K.  This transaction took place in the fourth quarter of 2010 and we no longer have any continuing involvement with this transaction that would affect future filings or benefit readers of the document.

Note 15 – Commitments and Contingencies, page F-21

6.	Refer to the disclosure of tax filings on page F-22. Please expand the disclosure to explain in greater detail the nature of the information returns and the reason for not filing the returns.

For the years ended 2008 and 2009, we did not file form 5471 – Information Return of US Person with Respect to Certain Foreign Corporations.  We received a notification from the IRS regarding these information returns and have taken the necessary corrective action. We have since hired professional tax advisors to provide tax compliance services.

We have reviewed the disclosure as filed and we believe that the disclosure is in accordance with the requirements of ASC 450-20-50-1 including the nature of the accrual and the “estimated” penalties associated with not filing the returns.  As such, we do not believe it necessary to revise the disclosure as filed; however will improve the disclosure in future filings as follows:

The Company has accrued $120,000 for estimated penalties associated with not filing IRS informational forms of US persons with respect to certain foreign corporations.    The penalties per return are $10,000 per entity per year. We received notification from the Internal Revenue Service and took the necessary corrective action.    There is no associated interest expense as the tax filings are for information purposes only and would not result in further income taxes to be paid by the Company.

As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclosure the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance with regard to these comments and in helping us enhance the disclosure in our public reports.  Please direct any comments or requests for further information to me at 305-774-0407.

Best regards,

/s/ William O’Dowd IV

William O’Dowd IV
Chief Executive Officer
Principal Financial Officer
Dolphin Digital Media, Inc.